Exhibit 99.1

ACG Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 2, 2022 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that its 2022 Annual General Meeting of Shareholders (“AGM”) was held on Friday, December 2, 2022.

All of the proposals submitted to shareholders at the 2022 AGM were approved. Specifically, shareholders approved:

1.	Re-election of Hope Ni and Alec Tsui to serve as class C directors of the Company.

2.

Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2022 and authorization to the board of directors of the Company and its audit committee to determine the remuneration of KPMG Huazhen LLP.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst 212-836-9610 azhang@equityny.com